The Prudential Variable Contract Account-11

655 Broad Street

Newark, New Jersey 07102

April 21, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Prudential Variable Contract Account-11:

Post-Effective Amendment No. 53 to the Form N-4 Registration Statement
under the Securities Act of 1933; Amendment No. 55 to the
Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 2-76581
Investment Company Act No. 811-03422

Dear Ms. Hinke:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on February 14, 2017 on behalf of The Prudential Variable Contract Account-11 (VCA 11) the above-referenced Post-Effective Amendment to the Registration Statement under the Securities Act of 1933 Act (the 1933 Act) and under the Investment Company Act of 1940 (the 1940 Act) (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act for the purpose of making material revisions to VCA 11’s Registration Statement in connection with VCA 11’s conversion from an open-end management investment company under the 1940 Act to a unit investment trust under the 1940 Act, which is anticipated to occur as of May 1, 2017. In connection with the conversion, the Amendment filed by VCA 11 was submitted on Form N-4, which is the form of registration statement utilized by unit investment trusts.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on April 4, 2017, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in VCA 11’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in VCA 11’s next post-effective amendment filing.

2. Comment: Please submit these comments and VCA 11’s responses thereto as a Correspondence submission on EDGAR addressed to Kathryn Hinke prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrants’ responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to Ms. Kathryn Hinke, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

SPECIFIC COMMENTS:

4. Comment: In the Prospectus, the cover states that the Prospectus “….describes contracts (the Contracts) offered by the Prudential Insurance Company of America….” Per Item 1(a)(iii) of Form N-4, please identify the “contracts” as group variable annuity contracts.

Response: The Prospectus cover has been revised to denote that the “contracts” are group variable annuity contracts.

5. Comment: In the Prospectus, in the section entitled “Fees and Expenses” the fee table for VCA 10 is formatted differently than the fee tables for each of VCA 11 and VCA 24. In particular, the VCA 10 fee table includes information pertaining to both participant transaction expenses as well as annual expenses, while VCA 11 and VCA 24 utilize separate tables for participant transaction expenses and annual expenses. Please revise the VCA 10 fee table by creating separate tables for each of participant transaction expenses and annual expenses, and include the appropriate narrative explanations preceding each table.

Response: The VCA 10 fee table is formatted somewhat differently in comparison to the VCA 11 and VCA 24 fee tables. The reason for this difference is attributable to differences in the form and disclosure requirements under Form N-3 as opposed to Form N-4. VCA 10 is registered on Form N-3, while VCA 11 and VCA 24 are registered on Form N-4. Because the differences in table formats are attributable to the differing requirements under Form N-3 and Form N-4, we believe that the presentation is consistent with Form N-3 and Form N-4, and as a result, we respectfully decline to modify the VCA 10 fee table.

6. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” the fee tables are required to show the maximum applicable fees. Certain of the rows in the fee tables for VCA 10, VCA 11 and VCA 24 indicate that the fees displayed are “(maximum),” which may be confusing. Please revise the applicable rows to clearly state the fees shown are maximum fees and remove all parentheticals.

Response: The descriptions in the rows of the fee tables have been revised and parentheticals removed to clearly denote that the fees are “maximum” fees.

7. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” a participant’s ability to transfer assets among investment options is variously referred to as a “transfer” or an “exchange.” Please revise to use consistent terms in this section and throughout the Prospectus.

Response: The Prospectus has been revised to uniformly use the word “transfer” throughout.

8. Comment: The Prospectus includes various references to the “Portfolios” of the Prudential Series Fund, but “Portfolios” does not appear to be a defined term. Accordingly, either establish “Portfolios” as a defined term, or, alternatively, lower-case this word.

Response: In response to this comment, the Prospectus now refers to the Series Fund “portfolios,” [i.e., lower case], since this is not a defined term in the Prospectus.

9. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” please confirm that the fee table which sets out the fees and expenses of investing in the portfolios of the Prudential Series Fund are derived from the most recent Prospectus for the Prudential Series Fund.

Response: We hereby confirm that the fee table which sets out the fees and expenses of investing in the portfolios of the Prudential Series Fund are derived from the most recent Prospectus, filed on April 14, 2017.

10. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” please note that the rows entitled “If Contract Surrendered,” “If Contract Annuitized,” and “If Contract Not Surrendered” which appear in the “Examples” tables for each of VCA 10, VCA 11 and VCA 24 may be collapsed if the figures which appear in each row are the same. Also, please note that the most expensive set of examples should be the first set of expenses which appear in each of the “Examples” tables.

Response: As requested, table rows with identical figures have been collapsed. With respect to the order of the “Examples” rows, we believe that the existing order of the rows is consistent with the requirements of Form N-4. As a result, we respectfully decline to re-order the rows in order to show the most expensive set of examples first.

11. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” with respect to the “VCA 11 and VCA 24 Examples,” please specifically disclose in the rows for the Government Money Market Portfolio that Class I shares of the Government Money Market Portfolio are purchased.

Response: The Prospectus has been revised to specifically disclose that Class I shares of the Government Money Market Portfolio are purchased.

12. Comment: In the Prospectus, in the section entitled “Fees and Expenses,” immediately underneath the “VCA 11 and VCA 24 Examples” the following sentence is included: “The Financial Highlights and Accumulation Unit Value Tables appear at the end of this Prospectus.”

Please enlarge the type size and formatting of this sentence so that this sentence is not mistaken for a footnote attached to the VCA 11 and VCA 24 Examples.

Response:  The requested change in size and formatting for this sentence has been included in the Prospectus.

13. Comment: In the Prospectus, in the section entitled “Summary,” under “About the Contracts and the MEDLEY Program,” please define “Internal Revenue Code” as “Code” in this section, and throughout the Prospectus wherever “Internal Revenue Code” now appears please utilize “Code” as the defined term.

Response:  “Internal Revenue Code” has been defined as “Code” and the defined term is now utilized throughout the Prospectus where “Internal Revenue Code” formerly appeared.

14. Comment: In the Prospectus, in the section entitled “Summary,” under “About the Contracts and the MEDLEY Program,” the “VCA 24 Contract” is described as providing “… for contributions to be invested in one or more Portfolios of the Series Fund.” Please confirm whether or not the Government Money Market Portfolio is one of the available investment options under VCA 24.

Response: The Government Money Market Portfolio is available under VCA 11, but the Government Money Market Portfolio is not available under VCA 24.

15. Comment: In the Prospectus, in the section entitled “Summary,” under “About the Contracts and the MEDLEY Program, the following sentences are included:

“You may also change how the contributions are allocated, usually by notifying Prudential at the address shown on the front cover of this Prospectus

“All permitted telephone transactions may normally be initiated by calling Prudential at 1-877-778-2100.”

Please explain in the Prospectus wherever terms such as “usually” or “normally” or similar terms are utilized, when the usual or normal processes would not be applicable.

Response: In response to this comment, we have modified the relevant disclosures in the Prospectus and removed “usually” and “normally” as descriptors throughout.

16. Comment: In the Prospectus, in the section entitled “Summary,” under “Withdrawals & Transfers” the following disclosure is included:

“Transaction requests (including death benefit claims) received directly by Prudential in Good Order on a given business day before the established transaction cutoff time (4 PM Eastern Time, or such earlier time that the New York Stock Exchange may close or such earlier time that the Contractholder and Prudential have agreed to) will be effective for that business day.”

Please confirm if the participants are told of any such “earlier time,” and add relevant applicable disclosure to the Prospectus.

Response:  Upon further review, we have confirmed that there are no arrangements in place which would permit the earlier cutoff time discussed in the disclosure. As a result, the disclosure has been revised to remove references to an earlier cutoff time.

17. Comment: In the Prospectus, in the section entitled “Summary,” under “Withdrawals & Transfers,” there are several references to “facsimile” transmissions. Please replace all instances of the word “facsimile” with the word “fax” in this section and anywhere else in the Prospectus or Statement of Additional Information that the word “facsimile” may appear.

Response: We have replaced the word “facsimile” with “fax” throughout the Prospectus.

18. Comment: In the Prospectus, in the section entitled “Summary,” under “Withdrawals & Transfers,” the following disclosure is included:

“Prudential reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.”

Please explain whether or not participants would receive notice of any such limitations, restrictions, or termination, and include appropriate disclosure.

Response: The Prospectus disclosure has been revised to advise Participants that they will receive notice of any restriction on the telephonic, electronic, telephone or facsimile (fax) transaction privileges.

19. Comment:  In the Prospectus, in the section entitled “Summary”, under “About Prudential & The Investment Options,” please include Prudential’s full street address in the first paragraph.

Response:  As requested, we have included Prudential’s full street address in the first paragraph of this section.

20. Comment: In the Prospectus, in the section entitled “Summary,” under “The Investment Options and the Series Fund,” please confirm whether or not the Government Money Market Portfolio is an available investment option for VCA 24, and if it is not an option for VCA 24, please revise the disclosure accordingly.

In this same section, please indicate in the disclosure pertaining to VCA 24 whether or not the investment options available under the Series Fund constitute sub-accounts, as required under Item 5(b)(iii) of Form N-4.

Response: The Government Money Market Portfolio is not an available investment option under VCA 24. The disclosure has been revised to clarify which portfolios are available under VCA 24.

21. Comment: In the Prospectus, in the section entitled “Investment Practices,” under “Investment Objectives & Policies,” please explain why the following disclosure was included, since VCA 11 will operate as a unit investment trust:

“VCA 10, VCA 11 and the available Series Fund portfolios have different goals and strategies which may affect the level of risk and return of your investment. There is no guarantee that VCA 10, VCA 11 or any of the Series Fund portfolios will meet their objectives.”

Response:  The Prospectus disclosure has been revised to eliminate the references to VCA 11.

22. Comment: In the Prospectus, in the section entitled “Investment Practices,” under “Investment Objectives & Policies: VCA 10,” the disclosure provides, in pertinent part that: “In response to adverse market conditions, we may invest a higher percentage in debt instruments.” Please confirm who is being referred to as “we” in this disclosure, and, as applicable, throughout the Prospectus. Please ensure that this term and similar terms are used consistently throughout the Prospectus.

Response: In response to this comment, we have eliminated references to “we” throughout the Prospectus, and included reference(s) to the subadviser for VCA 10.

23. Comment: In the Prospectus, in the section entitled “Investment Practices,” under “Investment Objectives & Policies: VCA 10,” there is disclosure which states that “VCA 10 may lend its portfolio securities.” Please disclose any limitations with respect to the lending of securities by VCA 10.

Response: The limitations with respect to the lending of securities by VCA 10 would be any limitations imposed under the federal securities or other laws, such as any limitations on the value/ amount of securities which may be loaned.

24. Comment: In the Prospectus, in the section entitled “Investment Practices,” under “Investment Objectives & Policies: The Series Fund Portfolios,” please include conspicuous disclosure stating from where a Series Fund Prospectus may be obtained, including disclosure which states that an investor should read the Series Fund Prospectus carefully before investing. Please refer to Item 5(d) to Form N-4.

Response: The requested disclosure has been included in the Prospectus.

25. Comment: In the Prospectus, in the section entitled “Investment Practices,” under “Investment Objectives & Policies: The Series Fund Portfolios,” please include disclosure identifying the adviser of each portfolio and, as applicable, each subadviser.

Response:  Disclosure identifying the adviser of the Series Fund portfolios, as well as the identity of each subadviser, has been included in the Prospectus.

26. Comment: In the Prospectus, in the section entitled “Unit Value,” under “How Unit Value is Determined,” please explain how VCA 10’s use of the NYSE closing time (usually, 4 PM Eastern Time) is consistent with the disclosure on page 9 of the Prospectus which states, in pertinent part, that “transaction requests received by Prudential…..on a given business day before the established transaction cutoff time (4 PM Eastern Time or such earlier time that the New York Stock Exchange may close or such earlier time that the Contractholder and Prudential have agreed to) will be effective for that business day.”

Response:  As discussed in our response to comment no. 16, above, the disclosure relating to an earlier cutoff time has been removed from the Prospectus.

27. Comment: In the Prospectus, in the section entitled “Unit Value,” under “How Unit Value is Determined,” there is disclosure which states: “Securities for which no market quotations are available will be valued at fair value under the direction of a committee of VCA 10 (the VCA 10 Committee). “ Please include an appropriate cross-reference to the section in the Prospectus where the VCA 10 Committee is discussed and explained.

Response:  The Prospectus has been revised to include the requested reference to where additional information about the VCA 10 Committee may be found.

28. Comment: In the Prospectus, in the section entitled “Unit Value,” under “How Unit Value is Determined,” please consider including disclosure discussing the fair valuation of foreign securities, if applicable.

Response:  Disclosure which explains how foreign securities held by VCA 10 are fair valued has been included in the Prospectus.

29. Comment: In the Prospectus, in the section entitled “Contract Charges,” please confirm that there is disclosure which explains who receives the amounts deducted, what consideration or other benefit is provided to participants in exchange for the deduction, and the extent to which any deduction(s) may be modified.

Response:  Upon review, we believe that the existing Prospectus disclosure provides the information set out in this comment. As a result, we do not believe that any additional or revised disclosure is necessary.

30. Comment: In the Prospectus, in the section entitled “Contract Charges,” under “Charge for Administrative Expense and Investment Management Services,” please note that if the administration fee(s) discussed in this section are asset-based, the Prospectus should disclose that there is no relationship between the charge imposed and the expenses attributable to the contract(s).

Response:  The Prospectus identifies the charges that are imposed, which include an annual account fee that is a flat dollar amount, as well as administration fees which are based on a percentage of average daily net assets, and, in the case of VCA 10, an investment management fee that is based on a percentage of average daily net assets. We believe that the existing disclosure properly explains the applicable charges that Participants are assessed.

31. Comment: In the Prospectus, in the section entitled “The Contract,” if not already included, please disclose any “free look” or similar rights, as required under Item 11(e) to Form N-4.

Response:  Disclosure with respect to “free look” or similar privileges has been included in the Prospectus.

32. Comment: In the Prospectus, in the section entitled “The Contract,” under “Accumulation Period,” there is the following disclosure:

“If the Contractholder has purchase[d] MEDLEY contracts as well as shares of a money market fund, the initial contribution will be invested in that money market fund.”

Please clarify which money market fund(s) is being referred to in this disclosure.

Response:  Upon review, we have determined that the disclosure references an option which is no longer available, and as a result, the disclosure has been deleted from the Prospectus.

33. Comment: In the Prospectus, in the section entitled “The Contract,” under Spousal Consent Rules for Retirement Plans—Qualified Contracts,” please format and/or reposition the discussion pertaining to “Minimum Withdrawals” to make it clear that this discussion is generally applicable, if that is the case. Also, in this same discussion, please consider adding an explanatory parenthetical immediately after the reference to “…any applicable sales charges,” denoting that such charges have been permanently waived by Prudential.

Response:  The discussion pertaining to “Minimum Withdrawals” in the Prospectus has been repositioned as requested. The reference to “….any applicable sales charges” has been revised to include additional disclosure explaining that such charges are permanently waived by Prudential.

34. Comment: In the Prospectus, in the section entitled “The Contract,” under “Systematic Withdrawal Plan,” in the discussion of the “Applicability of Deferred Sales Charge,” please include disclosure denoting that Prudential has waived all sales charges.

Response:  The requested disclosure pertaining to the waiver of all sales charges by Prudential has been added to the Prospectus.

35. Comment: In the Prospectus, in the section entitled “The Contract,” under Systematic Withdrawal Plan,” in the discussion of the “Applicability of Deferred Sales Charge,” please clarify and explain the following sentence: “(Different procedures may apply if Prudential is not the recordkeeper for your Contract).” In particular, please include disclosure explaining when such different procedures may be applicable and also identify any non-Prudential recordkeepers for which this might apply.

Response:  As noted in comment No. 34 above, all deferred sales charges have been waived by Prudential. As a result, the disclosure has been deleted from the Prospectus.

36. Comment: In the Prospectus, in the section entitled “The Contract,” under “Systematic Withdrawal Plan” in the discussion of the “Applicability of Deferred Sales Charge,” explain whether or not (and if so, under what circumstances) a participant would be assessed a deferred sales charge if not in the systematic withdrawal plan for at least three years.

Response:  As noted in comment No’s. 34 and 35 above, all deferred sales charges have been waived by Prudential. As a result, the disclosure has been deleted from the Prospectus.

37. Comment: In the Prospectus, in the section entitled “The Contract,” under “Systematic Withdrawal Plan” in the discussion of “Order of Withdrawals,” the first bullet should be revised to read “First, Units in the Government Money Market Portfolio,” in place of “First, VCA 11 Units.”

Response:  The descriptions appearing in this section have been revised consistent with this comment.

38. Comment: In the Prospectus, in the section entitled “The Contract,” under “Texas Optional Retirement Program,” please revise the disclosure which appears in this section in order to conform the disclosure to Item 11(b) of Form N-4.

Response:  The disclosure pertaining to the Texas Optional Retirement Program has been revised in response to this comment.

39. Comment: In the Prospectus, in the section entitled “The Contract,” under “Discontinuance of Contributions,” the following disclosure is included:

“…[I]f contributions are discontinued for a certain length of time (24 months in certain states, 36 in others) and your Units equal less than a certain amount…..we have the right under some retirement arrangements to redeem your Units.”

Please identify in this section each of the states for which the 24-month time period is applicable, and for which states the 36-month time period is applicable. Additionally, to the extent that any other terms and conditions throughout the Prospectus vary by state, please revise the applicable disclosures accordingly. In this regard, please note that it is not permissible to denote or state that contracts or contract provisions may vary by state, without explaining the differences.

Response:  The disclosure has been revised to denote the state(s) for which the 24-month time period is applicable and the states for which the 36-month time period is applicable.

40. Comment: In the Prospectus, in the section entitled “The Contract,” under “Transfer Payments,” in the discussion “Processing Transfer Requests,” the following disclosure is included:

“Different procedures may apply if recordkeeping services for your Contract are performed by an organization other than Prudential.”

With respect to this disclosure, please disclose when and to which recordkeepers the different procedures would be applicable, and either disclose the recordkeepers and/or include a cross-reference to the section of the Prospectus where the non-Prudential recordkeepers are identified.

Response:  The Prospectus has been revised to include a cross-reference directing Participants to the section of the Prospectus where non-Prudential recordkeeping arrangements are set out.

41. Comment: In the Prospectus, in the section entitled “The Contract,” under “Requests, Consents and Notices,” there is disclosure that “[s]ome states may not allow these privileges,” in referring to the fact that certain states may not permit electronic, telephonic or other forms of instruction. Please include an explanation of how these privileges may vary by state, and identify each state variation.

Response:  Upon review, we have determined that the disclosure is no longer current, and the disclosure has been removed from the Prospectus.

42. Comment: In the Prospectus, in the section entitled “The Contract,” under “Prudential Mutual Funds,” please clarify the following statement: “We may offer certain Prudential mutual funds as an alternative investment vehicle for existing MEDLEY Contractholders.” Please explain which funds this statement is referring to.

Response:  Upon review, we have determined that this practice has been discontinued. Accordingly, the disclosure has been deleted from the Prospectus.

43. Comment: In the Prospectus, in the section entitled “The Contract,” under “Prudential Mutual Funds,” in the discussion of the “Annual Account Fee,” the following disclosure is included:

“If a Participant exchanges all of his or her MEDLEY Units for shares in the Prudential mutual funds, the annual account fee under the Contract may be deducted from the Participant’s mutual fund account.”

Please explain when this fee may be charged, in particular, whether this charge would be imposed once or every year following the exchange.

Response:  The annual account fee is charged annually, as suggested by its name. If a Participant fully exchanged his or her MEDLEY Units for shares in the Prudential mutual funds, the annual account fee would no longer be assessed.

44. Comment: In the Prospectus, in the section entitled “The Contract,” under “Loan Program,” in the discussion of “Periodic Repayment,” the terms “Loan” and “Employer” are used throughout, but have not previously been defined. Please either define these terms or lower-case these words throughout this section and anywhere else they appear in the Prospectus.

Response:  The Prospectus has been revised to utilize the lower case versions of “loan” and “employer.”

45. Comment: In the Prospectus, in the section entitled “The Contract,” under “Loan Program” in the discussion of “Periodic Repayment,” the following disclosure is included:“The Employer intends to remit repayments by payroll deduction substantially on the 45th calendar day from the loan issuance date.”

Please explain what is meant by the term “substantially” as it appears in the quoted disclosure.

Response:  “Substantially” as used in the disclosure is meant to reflect the fact that, due to holidays or other valid reasons, it may not always be possible for the remittance of the repayment to occur exactly on the 45th calendar day.

46. Comment: In the Prospectus, in the section entitled “The Contract,” under “Loan Program,” in the discussion of “Loan Limitations,” please include definitions of the terms “outstanding loan” and “deemed distribution” as used in this discussion.

Response:  Disclosure which defines these terms has been included in the Prospectus.

47. Comment: In the Prospectus, in the section entitled “The Contract,” under “Loan Program,” in the discussion of “Loan Limitations,” the following disclosure is included:

“Only one outstanding loan is allowed per Participant.”

Please explain how this limitation works with the loan limitations discussed in this same section which take into account outstanding loan balances.

Response:  Upon review, we have determined that this disclosure is erroneous, and the Prospectus has been revised to delete the disclosure.

48. Comment: In the Prospectus, in the section entitled “The Contract,” under “Loan Program” in the discussion of “Modified Procedures,” please identify the recordkeeper(s) and/or Contractholder(s) to which the modified procedures are applicable.

Response:  The Prospectus has been revised to include a cross-reference directing Participants to the section of the Prospectus where information on the recordkeepers is set out.

49. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” the following disclosure is included:

“The Retirement Equity Act of 1984 requires that a married Participant under certain types of retirement arrangements must obtain the consent of his or her spouse if the Participant wishes to select a payout that is not a qualified joint and survivor annuity.”

Please disclose these “arrangements” or direct the reader appropriately to where information about the “arrangements” may be obtained.

Response:  Disclosure which explains these “arrangements” has been included in the Prospectus.

50. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” in the discussion of “Electing the Annuity Date and the Form of Annuity,” please delete the following disclosure in its entirety:

“We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the fixed-dollar annuity that may be purchased under the Contracts. Disclosures regarding this annuity and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in Prospectuses.”

Response:  The disclosure has been removed from the Prospectus.

51. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” in the discussion of “Electing the Annuity Date and the Form of Annuity,” please confirm that the references in this section to Prudential’s general account include and address the claims-paying ability and financial strength of Prudential. See Item 5 of Form N-4.

Response:  In response to this comment, we have revised the disclosure to clarify that the payments and obligations under the annuity options are subject to the financial strength and claims-paying ability of Prudential.

52. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” please disclose and explain the liquidity that is applicable to the various forms of annuity options discussed therein.

Response:  In response to this comment, we have revised the disclosure to clarify that the annuity options are irrevocable, meaning that once elected by a Participant, the annuity option may not be cancelled or otherwise terminated to receive a refund of some or all of the annuity amount.

54. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” in the discussion of “Available Forms of Annuity,” please clarify that the statement “[w]hen you purchase this type of annuity you will be asked to…” refers to the Option 3–Joint and survivor annuity with payments certain.

Additionally, in this same section, under Option 3—Joint and survivor annuity with payments certain, please explain what is meant by the disclosure which states: “If both you and the contingent annuitant pass away during the period certain, payments will be made to the properly designated beneficiary.” Please define what is meant by “properly designated beneficiary.”

Response: We have confirmed that the statement refers to the Option 3—Joint and survivor annuity with payments certain.

We have revised the disclosure to remove the word “properly” from “beneficiary designation.”

55. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” in the discussion of “Available Forms of Annuity,” in the final paragraph, please explain what is meant by the disclosure which states: “In some cases, other forms of annuity are available under the Contracts.” Please specify what other forms of annuity may be available to participants.

Response: The disclosure has been revised to advise Participants to review their Contract to determine if any other forms of annuity may be available.

56. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period” in the discussion of “Purchasing the Annuity,” please confirm that this discussion includes all of the disclosures required by Item 8 of Form N-4.

Response: Confirmed.

57. Comment: In the Prospectus, in the section entitled “The Contract,” under “Annuity Period,” in the discussion of “Purchasing the Annuity,” the further discussion pertaining to “Schedule of Variable Annuity Purchase Rates” includes the following disclosure:

“The annuity rate tables contained in the Contract show how much a monthly payment will be, based on a given amount.”

Please specify in this disclosure what is meant by “…based on a given amount.”

Response: “[A] given amount” refers to the amount of the contribution or purchase payment upon which the monthly payment is based.

58. Comment: In the Prospectus, in the section entitled “The Contract,” under “Death Benefits” please include a plain English explanation of the term “escheated” as used in this section.

Response: The Prospectus has been revised to include a plain English explanation of the term “escheated.”

59. Comment: In the Prospectus, in the section entitled “The Contract” under “Voting Rights,” please consider including disclosure explaining the effect and impact of so-called “echo” voting as applicable to VCA 24 and VCA 11.

Response: The Prospectus has been revised to include an explanation of “echo” voting.

60. Comment: In the Prospectus, in the section entitled “The Contract,” under “Litigation” please consider whether the use of the word “estimable” in this disclosure is correct.

Response: The disclosure has been revised to eliminate the word “estimable.”

61. Comment: In the Prospectus, in the section entitled “Additional Information,” under “Policies of the VCA Accounts,” in the discussion of “Frequent Trading Policy of VCA 11 and VCA 24,” please specify, if applicable the “certain dollar threshold” discussed in the first paragraph.

Response: The disclosure has been revised to eliminate the reference to “a certain dollar threshold.”

62. Comment: In the Prospectus, in the section entitled “The Contract,” under “Policies of the VCA Accounts,” in the discussion of “Frequent Trading Policy of VCA 10,” please include references to VCA 11 in the following disclosure:

“Trading in VCA 10 is subject to the procedures, warnings and restrictions outlined in the previous section for VCA 24. Therefore, under the Contracts, trading by Contractholders and Participants in VCA 24 investment options and VCA10 are subject to the same overall restrictions on frequent trading.”

Response: The disclosure has been revised accordingly.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel